Exhibit 99.1

Borr Drilling Limited Announces Fourth Quarter 2025 Results

Hamilton, Bermuda, February 18, 2026: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three months and year ended December 31, 2025.

Highlights

•	Fourth Quarter total operating revenues of $259.4 million, a decrease of $17.7 million or 6% compared to net income in the third quarter of 2025
•	Fourth Quarter net loss of $1.0 million, a decrease of $28.8 million compared to the third quarter of 2025
•	Fourth Quarter Adjusted EBITDA of $105.2 million, a decrease of $30.4 million or 22% compared to the third quarter of 2025
•	2025 annual net income of $45.0 million, a decrease of $37.1 million or 45% compared to 2024
•	2025 annual Adjusted EBITDA of $470.1 million, a decrease of $35.3 million or 7% compared to 2024
•	Entered into an agreement for the acquisition of five premium jack-up rigs from Noble Corporation for a total purchase price of $360 million, which was subsequently completed in January 2026
•	Completed offering of additional $165 million principal amount of 10.375% senior secured notes due 2030
•	Completed equity offering of 21 million shares at a price of $4.00 per share for total gross proceeds of $84 million
•	For the full year 2025, the Company was awarded 24 new contract commitments, representing more than 5,000 days and $649 million of Dayrate Equivalent Backlog

Chief Executive Officer Bruno Morand commented:

“Our operational performance in the fourth quarter of 2025 was solid, with a technical utilization rate of 98.8% and an economic utilization rate of 97.8%. Fourth-quarter operational revenue totalled $259.4 million, declining sequentially due to the impact of sanctions-related contract terminations and rigs transitioning to new contracts at lower average day rates. However, Adjusted EBITDA of $105.2 million came in line with our expectations, bringing full-year 2025 Adjusted EBITDA to $470.1 million, at the top end of our guidance range. This performance underscores the resilience of our organization, which navigated several headwinds in 2025 while delivering strong operational and financial execution.

Our fleet contract visibility continues to improve as we reduce remaining open days. Recent awards and extensions increased 2026 coverage to 80% in the first half and 48% in the second half, such numbers adjusted for the recently acquired rigs. Since our last quarterly report, we secured new commitments for seven rigs and expect further coverage gains in the coming months as we progress negotiations on multiple active leads.

We believe the jack-up market bottom is now behind us. We see fundamentals recovering gradually as demand increases, most notably in the Middle East where multiple tenders are progressing for long-term contracts for an estimated 13 rigs. Recent industry data shows the global jack-up rig tendering pipeline is at multi-year highs, reflecting stronger customer activity and longer-dated contracting opportunities. In Mexico, payment visibility and the operating outlook are improving, supported by financial measures implemented by the Mexican Government, Pemex announced 34% year-over-year increase in upstream capex and continued mandate to increase production. Contracted marketed premium rig utilization remains steady at approximately 90.3%. As tenders are awarded and available supply is absorbed, we expect market conditions to firm, supporting improved pricing and earnings visibility.

Against this backdrop, we are pleased to have expanded our premium jackup fleet through the accretive acquisition of five premium rigs from Noble, funded by a mix of debt and equity offerings supported by strong investor demand. These rigs are highly complementary to our existing portfolio and add well-suited capacity to pursue near-term opportunities. Integration is progressing well and ahead of expectations.

Looking ahead, we expect market conditions to continue improving into the second half of 2026, and we anticipate that the ongoing dynamics set the stage for improved fundamentals and earnings visibility into 2027. Our Borr Drilling platform remains differentiated through operational excellence, a customer centric approach, and a premium fleet. We expect the expanded fleet to deepen customer relationships and support long-term shareholder value.”

Conference Call

A conference call and webcast are scheduled for 09:00 New York time (15:00 CET) on Thursday, February 19, 2026.

In order to listen to the live presentation, participants may do one of the following:

a)    Webcast

To access the webcast, please go to the following link:
https://edge.media-server.com/mmc/p/inc8qdus

b)    Conference Call

Please use the below link to register for the conference call:
https://register-conf.media-server.com/register/BIce9fcdcdcdf44d4d947622b4da3afbd6

Participants will then receive dial-in details on screen and via email and may choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.

Participants are encouraged to dial in 10 minutes before the start of the call.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208